FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

As of February 21, 2003

 TENARIS S.A.
(Translation of Registrant's name into English)

 TENARIS S.A.
23 Avenue Monterey
2086 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_________.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Tenaris’s press release announcing the acquisition of an Argentine power plant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2003

Tenaris S.A.
By: /s/ Carlos Condorelli Carlos Condorelli Chief Financial Officer

FOR IMMEDIATE RELEASE

Gerardo Varela
Tenaris
1-888 300 5432
www.tenaris.com

Tenaris Announces Acquisition of Argentine Power Plant

Luxembourg, February 19, 2003. — Tenaris (TS: NYSE, Buenos Aires, Mexico and TEN: MTA Italy) announced today that its Argentine subsidiary, Siderca S.A.I.C., has acquired from CenterPoint Energy Light, Inc., a subsidiary of CenterPoint Energy, Inc. (NYSE:CNP), Reliant Energy Cayman Holdings, Ltd, a company whose principal asset is an electric power generating facility located in San Nicolas, 300 kms to the west of Buenos Aires, Argentina. The price paid was US$23.1 million.

The power plant in San Nicolas is a fully modern gas turbine facility which came on stream in 1998 and has a power generation capacity of 160MW and steam production capacity of 250 tons per hour. As a result of the purchase, Tenaris’s operations at Siderca, which consume around 160MW at peak production and an average of 90MW, will become self-sufficient in electric power requirements. Power which is excess to Siderca’s requirements will be sold on the open market and steam will continue to be sold to Siderca’s affiliate, Siderar, which operates a steel production facility in San Nicolas.

This acquisition will enable Tenaris to further consolidate the competitive position of its operations at Siderca through an even deeper integration.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.